GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2004 DEC 30 A 10:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04054012

20 December 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC SUPPL

Dear Sirs,

GKN plc - John Sheldrick joins the Board

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc

dlw 1/4

PROCESSED
JAN 04 2005
THOMSON
FINANCIAL

EXEMPTION NO.
82 - 5204

20th December 2004

John Sheldrick joins the Board of GKN

GKN plc announces the appointment of John Sheldrick as a Non-Executive Director with effect from 20th December 2004.

John Sheldrick (aged 55) is currently the Group Finance Director of Johnson Matthey Plc, a post to which he was appointed in September 1990. Prior to joining Johnson Matthey in 1990 he was Group Treasurer of The BOC Group plc. He was also a Non-Executive Director of API Group Plc from 1995 to 2003. He has an MA in Natural Sciences from Cambridge University and an MSc in Management Sciences from the University of Manchester Institute of Science and Technology. He is a Fellow of the Association of Corporate Treasurers and a Fellow of the Chartered Institute of Management Accountants.

Roy Brown, Chairman of GKN plc, said "John Sheldrick is a valuable addition to the Board. His wide ranging experience of international business and its financial aspects will provide significant expertise to both the Board and to the Audit Committee".

There are no other matters to be disclosed under paragraph 16.4 of the Listing Rules of the United Kingdom Listing Authority.

Notes to Editors:

GKN is a global engineering group which designs and manufactures complex products, systems and structures for the world's leading automotive and aerospace manufacturers. More than 42,000 people work in GKN companies and joint ventures in more than 30 countries. In 2003 GKN achieved sales of £4.6 billion and £246 million profit before tax, goodwill amortisation and impairment and exceptional items.